Notice of Exempt Solicitation

NAME OF REGISTRANT: Meta Platforms, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Katie Carter, Presbyterian Church, (U.S.A.)

ADDRESS OF PERSON RELYING ON EXEMPTION: 100 Witherspoon St., Louisville, KY, 40202

Written materials are submitted pursuant to Rule 14(a)-6(g)(1) promulgated under the Securities and Exchange Act of 1934.

Dear Fellow Meta Shareholder,

Proposal 14 on Meta Platforms, Inc.’s (“Meta’s” or the “Company’s”) proxy card, “Shareholder Proposal Regarding Report on Framework to Assess Company Lobbying Alignment with Climate Goals” (the “Proposal”), asks Meta’s Board to report to shareholders on the Company’s framework for identifying and addressing misalignments between Meta’s lobbying and policy influence activities and its stated 2030 climate goals, including certain information.

Rationale for a FOR Vote

1.	The tech sector is already a significant source of greenhouse gas (“GHG”) emissions, and artificial intelligence (“AI”) is likely to boost them.
2.	Meta has responded to some climate-related risks, including those stemming from its own GHG emissions, by committing to net zero GHG emissions by 2030 across its entire value chain.
3.	Meta’s lobbying and other public policy activities, especially those undertaken indirectly through trade associations and policy organizations, are not aligned with its own net zero commitment or the goals of the Paris Agreement.
4.	Companies have responded globally to investor interest by releasing reports analyzing the extent of alignment between their lobbying and public policy advocacy activities and their net zero goals and the goals of the Paris Agreement.
5.	Meta’s existing disclosures fall short of what the Proposal requests: They do not describe Meta’s alignment criteria, disclose all trade associations and other organizations that engage in public policy advocacy, analyze the alignment of such organizations’ advocacy with the Paris Agreement’s goals or Meta’s net zero goal (with one exception), or explain how Meta would address any misalignments.

The Proposal

BE IT RESOLVED: Meta shareholders request that the Board report publicly on its framework for identifying and addressing misalignment between Meta’s lobbying and policy influence activities and positions, and its Net Zero (emissions) climate commitments (done at reasonable cost, omitting confidential/proprietary information). This report should cover activities done both directly and indirectly through trade associations, coalitions, alliances, and social welfare organizations ("Associations"), and reference the criteria used to assess alignment, the escalation strategies employed to address misalignment, and the circumstances under which escalation strategies are used (e.g., timeline, sequencing, and degree of influence over an Association).

The Tech Sector is Already a Significant Source of GHG Emissions, and AI is Likely to Boost Them

The technology sector is an increasingly important source of GHG emissions, and its contribution appears poised to expand dramatically as a result of AI (Artificial Intelligence). One study pegs the Information and Communication Technology (“ICT”) sector’s share of global emissions at 4%, equal to that of the aviation industry.1 Yet AI appears poised to significantly increase that energy demand further. A “game changer,”2AI “could contribute up to $15.7 trillion to the global economy in 2030, more than the current output of China and India combined.3 The generative AI market, according to a 2023 Bloomberg report, could enjoy a compound annual growth rate of 42% over the next 10 years.4

The computations required for AI involve graphic processing units that use approximately four times the power of ordinary server applications.5 A recent study by Dutch researcher Alex de Vries calculated that the power needs of AI by 2027 would reach 85-134 terrawatt hours of electricity annually; the upper end of that range is equivalent to the power needs of a small country like the Netherlands.6 The training phase alone of one large language model (“LLM”), OpenAI’s GPT-3, was estimated to have emitted over 500 metric tons of carbon dioxide, equivalent to 600 flights between New York and London.7 McKinsey has projected that data center power demand will more than double in less than a decade, from 17 gigawatts in 2022 to 35 gigawatts in 2030.8 Standard & Poors has predicted an even more rapid increase, forecasting that global power demand for data centers will double by 2026.9 The ICT sector’s share of global emissions is forecasted to reach 14% by 2040.10

The extent to which the expansion in electricity demand stemming from AI will translate into higher GHG emissions depends on the fuel used to electrify the data centers, which varies by location. Researcher de Vries expressed concern that at least some of this electricity demand will be generated by burning fossil fuels, thus increasing GHG emissions.11 Morningstar analysts warned that “without improvements in energy efficiency, there will be a substantial escalation in emissions attributable to the use of AI.”12 Robust public policy is necessary to support decarbonization of electric power generation.

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1 https://ciandt.com/ca/en-ca/article/climate-crisis-and-technology-sector

2 https://www.pwc.com/gx/en/issues/analytics/assets/pwc-ai-analysis-sizing-the-prize-report.pdf, at 3

3 https://www.pwc.com/gx/en/issues/analytics/assets/pwc-ai-analysis-sizing-the-prize-report.pdf, at 3

4 https://www.bloomberg.com/company/press/generative-ai-to-become-a-1-3-trillion-market-by-2032-research-finds/

5 https://www.reuters.com/sustainability/climate-energy/power-mad-ais-massive-energy-demand-risks-causing-major-environmental-headaches-2023-12-04/

6 https://www.bbc.com/news/technology-67053139

7 See https://www.technologyreview.com/2022/11/14/1063192/were-getting-a-better-idea-of-ais-true-carbon-footprint

8 https://www.mckinsey.com/industries/technology-media-and-telecommunications/our-insights/investing-in-the-rising-data-center-economy

9 https://www.spglobal.com/commodityinsights/en/market-insights/latest-news/electric-power/040124-utilities-face-challenges-opportunities-from-ai-driven-
data-center-power-demand-growth-report

10 https://ciandt.com/ca/en-ca/article/climate-crisis-and-technology-sector

11 https://www.washingtonexaminer.com/news/2446704/how-the-ai-boom-could-boost-energy-use-and-carbon-emissions/

12 https://www.spglobal.com/commodityinsights/en/market-insights/latest-news/electric-power/040124-utilities-face-challenges-opportunities-from-ai-driven-
data-center-power-demand-growth-report

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Meta’s proxy statement.

AI is critical to Meta’s strategy. It is one of Meta’s six key investment areas for 2024, according to the Company’s most recent 10-K filing.13 On April 19, Meta unveiled its newest LLM, Llama 3;14 versions of Llama 3 are used in AI assistant features in Facebook, Instagram, and WhatsApp.15 Meta CEO Mark Zuckerberg referred to the Company’s AI effort as “the foundation for many of our future products.”16 He recently emphasized Meta’s investment in computing power to support current and future services,17 which will increase from $28.1 billion in 2023 to $30-37 billion in 2024.18

Meta Has Made Some Robust Climate Commitments, But Its Policy Engagement Does Not Fully Support Those Goals

Meta recognizes the urgent need for GHG emissions reductions. The Company notes on its website that: “Climate change is the greatest threat we all face — and the need to act grows more urgent every day. The science is clear and unambiguous. As world leaders, advocates, environmental groups and others meet...we want to see bold action agreed to, with the strongest possible commitments to achieve net zero targets that help limit warming to 1.5˚C.”19 Meta also says that because “the next 10 years will be the defining decade in the world’s efforts to dramatically reduce GHG emissions, limit global warming, and mitigate the impact of climate change,” the Company is “committed to tackling climate change through [its] global operations, value chain, and beyond.”20

To that end, Meta has joined or shown leadership within several business alliances advocating for renewable energy across the world, and it has set a corporate goal—aligned with the Science-Based Targets initiative (SBTi)--of net zero emissions by 2030, across its value chain. This expanded climate goal is important because the bulk of Meta’s GHG footprint comes from its Scope 3 emissions, which its previous operational climate goals did not fully address. Meta has invested in renewable energy projects to power its data centers and helped to launch the Asia Clean Energy Coalition to bolster renewable energy projects abroad.21 The proponents of the Proposal support these efforts but believe that Meta’s lack of support for key climate policies aligned with its own GHG goals (both in the U.S. and abroad), and its funding of trade associations and other groups that engage in misaligned climate policy advocacy, both serve to undermine Meta’s commitments.

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13 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001326801/000132680124000012/meta-20231231.htm, at 7

14 https://www.theregister.com/2024/04/19/meta_debuts_llama3_llm/

15 https://apnews.com/article/meta-ai-assistant-llama3-large-language-models-llm-229b386ebfbdc23f0e9245a68f7eb2d0

16 https://www.facebook.com/zuck/posts/pfbid0P6GhUWN5fnXUc6PBaFK9kfhvgzXYcNvsTeAFMshEBy9YrTmq4t5qZ9AD1ftNw8DFl

17 https://venturebeat.com/ai/inside-metas-ai-strategy-zuckerberg-stresses-compute-open-source-and-training-data/

18 https://finance.yahoo.com/news/mark-zuckerberg-explained-meta-crush-004732591.html?guccounter=1

19 https://about.fb.com/news/2021/11/our-commitment-to-combating-climate-change/#:~:text=Starting%20last%20year%2C%20we%20achieved,to%20cover%20all%20our%20operations

20 https://engineering.fb.com/2020/09/14/data-center-engineering/net-zero-carbon/

21 https://www.there100.org/our-work/news/acec-launches-rapidly-drive-corporate-clean-energy-procurement-asia

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Meta’s proxy statement.

Meta’s Public Policy Advocacy Is at Odds with Its Climate Objectives

Experts agree that supportive public policy is necessary to achieve goals like Meta’s as well as those of the Paris Agreement. A 2021 IMF Staff Climate Note concluded that an “enormous gap in mitigation policy” exists, which prevents achievement of ambitious climate mitigation goals, and called for a comprehensive set of policies, including carbon pricing, public investments in clean technology infrastructure, basic research, and market reforms to promote competition and investment.22 A 2021 report from Ceres opined that companies that “align their direct and indirect lobbying efforts to support science-based climate policies will drive the creation of a regulatory environment that best positions them for resilient growth.”23

Climate policy research firm InfluenceMap gives Meta’s climate policy efforts a C+ and assigns the Company a score of 22 out of 100 for “engagement intensity.”24 That rating indicates that the Company is not engaging in the type of positive climate lobbying that would help it meet its climate objectives. Although Meta’s lobbying spending increased in recent years,25 there is no evidence that Meta has fully championed measures widely regarded as important for accelerating decarbonization. For example, the Inflation Reduction Act (“IRA”) enacted in 2022 contained, among other things, incentives like tax credits designed to lower renewable energy costs.26 Meta’s federal lobbying reports indicate that it lobbied only on the IRA’s international tax provisions.27

Meta’s InfluenceMap relationship score is also low due to the Company’s relationships with several trade associations that have a negative climate lobbying record. Having organizations such as trade associations serve as the public face of opposition to measures promoting decarbonization allows companies with “green” public messaging to distance themselves from that opposition.28 For example, Dow Chemical and Corning publicly criticized President Donald Trump’s decision to withdraw from the Paris Agreement, but both companies belonged to the Industrial Energy Consumers of America, a trade association that urged the Trump Administration to withdraw.29

Meta does not make comprehensive disclosure regarding its indirect public policy advocacy, but instead discloses a “representative list” of trade associations and “independent organizations” that work on public policy.30 Even that incomplete list supports a conclusion that Meta funds public policy efforts that undermine the achievement of Meta’s own climate goals. These include:

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22 https://www.imf.org/en/Publications/staff-climate-notes/Issues/2021/10/29/Not-Yet-on-Track-to-Net-Zero-The-Urgent-Need-for-Greater-Ambition-and-Policy-Action-to-494808

23  https://www.ceres.org/resources/reports/blueprint-responsible-policy-engagement-climate-change

24 https://lobbymap.org/company/Facebook-ffb0b8e1f69795c122a866ab673751f9

25 https://www.opensecrets.org/news/2022/01/amid-rebrand-as-meta-facebook-set-a-new-lobbying-spending-record-in-2021/

26 https://www.epa.gov/green-power-markets/inflation-reduction-act

27  https://www.opensecrets.org/federal-lobbying/clients/bills?bid=hr5376-117&id=D000033563&year=2022

28 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable  (“[B]y advocating and lobbying against government action on issues like climate change, the Business Roundtable gives its members space to publicly endorse (and claim credit for endorsing) legislative and regulatory action—such as Apple’s support for mandatory Scope 3 reporting, or Cummins and GM’s support for Build Back Better—all while knowing that the Roundtable will work behind the scenes in opposition.”)

29 https://theintercept.com/2017/06/04/paris-accord-trump-lobby-ceo-withdraw/

30 https://about.meta.com/facebook-political-engagement/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Meta’s proxy statement.

∙	The U.S. Chamber of Commerce has been one of the strongest opponents of ambitious action on climate. The Chamber, on whose board Meta serves, was assigned an E rating, the third-worst available, by InfluenceMap.[31] Among many other actions,[32] the Chamber sued and obtained a stay of the Clean Power Plan, Environmental Protection Agency (“EPA”) rules that would have slashed GHG emissions from coal-fired power plants.[33] It opposed the Inflation Reduction Act in the U.S. in 2022, and opposed the climate disclosure provisions proposed by the U.S. SEC that same year. It also supported rules adopted by the National Highway Traffic Safety Administration and EPA in 2019 to pre-empt California’s stronger emissions standards for cars and light trucks.[34] The Chamber claims to support climate action—for instance, it “supported a ‘global methane pledge’” at the 2022 U.S. climate talks—but lobbies against concrete measures such as methane regulations.[35] The fact that the Chamber claims in high-level statements to broadly support climate action should not be permitted to obscure its harmful climate advocacy activities that are routine in nature.

∙	Americans for Tax Reform supported the “Safer Affordable Fuel-Efficient Vehicles Rule,” which lowered the required improvement in Corporate Average Fuel Economy (“CAFE”) for cars and light trucks in model years 2021-2026,[36] claiming that existing standards imposed an excessive burden on families.”[37] It is currently supporting legislation that would nullify principles issued by the Federal Reserve, Federal Deposit Insurance Corporation, and Office of the Comptroller of the Currency to guide financial institutions in incorporating material climate risks.[38]

∙	The American Enterprise Institute, which has received significant funding from fossil fuel companies and once offered $10,000 to scientists and economists to attack the findings of the Intergovernmental Panel on Climate Change,[39] misrepresents climate science.[40] It also submitted comments opposing corporate climate disclosure, arguing that “[p]roposals that the Securities and Exchange Commission enforce a mandate that public companies evaluate climate ‘risks’ represent a blatant effort to distort the allocation of capital away from economic sectors disfavored by certain political interest groups pursuing ideological agendas.”[41]

∙	The Competitive Enterprise Institute (“CEI”) receives funding from the American Fuel and Petrochemical Manufacturers, a trade association that has supported weakening CAFE standards. CEI is “arguably best known for its work disputing the science of climate change,” according to a 2019 New York Times article.[42]

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31 https://ca100.influencemap.org/Industry-Associations

32 A more comprehensive presentation of the Chamber’s harmful lobbying on climate issues can be found at https://www.changethechamber.org/the-facts

33 https://www.reuters.com/article/us-usa-court-carbon-idUSKCN0VI2A0

34 See https://eelp.law.harvard.edu/2018/08/cafe-standards-and-the-california-preemption-plan/; https://www.nhtsa.gov/sites/nhtsa.gov/files/2021-12/
CAFE-Preemption-Final-Rule-Web-Version-tag.pdf , at 4.

35 https://www.politico.com/newsletters/the-long-game/2023/02/16/dissecting-the-chambers-stance-on-climate-policies-00083181

36 https://theicct.org/the-safe-rule-is-fundamentally-flawed/

37 https://web.archive.org/web/20200602002605/https://www.americanenergyalliance.org/wp-content/uploads/2020/04/CAFE-Coaliton-to-Trump-April-2020-9.pdf

38 https://www.atr.org/atr-supports-fight-against-climate-related-risks-proposal/

39 https://www.theguardian.com/environment/2007/feb/02/frontpagenews.climatechange

40 https://www.jeffsachs.org/newspaper-articles/egewz6xzema5bppypgyn94epyrctt2

41 https://www.sec.gov/comments/climate-disclosure/cll12-8904262-243681.pdf; see also https://www.sec.gov/comments/s7-10-22/s71022-20132286-302818.pdf

42 https://www.nytimes.com/2019/07/10/climate/nyt-climate-newsletter-cei.html

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Meta’s proxy statement.

As long-term Meta investors, we believe that our Company must align its public policy engagement with its long-term climate goals and those of the Paris Agreement. Improved transparency regarding the Company’s trade association memberships and their climate policy activities, and any efforts made to address misalignments between Company policy and such activities, are key elements of managing climate risk and achieving net zero goals.

Investors are Increasingly Requesting Disclosure of Climate Lobbying Information, and Leading Companies Are Analyzing Alignment with Emissions Reduction Goals

Investors increasingly expect companies to disclose information on their direct and indirect lobbying efforts on climate issues as well as how those activities align with the companies’ own climate-related goals and the goals of the Paris Agreement.

•	In the 2023 proxy season, a proposal at New York Community Bancorp seeking disclosure regarding how its climate lobbying aligned with the goals of the Paris Agreement received majority shareholder support.[43]
•	Five shareholder proposals requesting a climate lobbying report received support from a majority of shares voted in the 2021 proxy season.[44]
•	Sixty-five percent of investors responding to the 2021 ISS global policy survey on climate issues supported companies reporting on how corporate and trade association lobbying activities are in alignment with (or not opposed to) limiting global warming in line with Paris Agreement goals.[45]
•	In the 2022 proxy season, 16 proposals tracked by ICCR were withdrawn because the companies agreed to produce the requested report.[46]
•	The Climate Action 100+ initiative, made up of 700 investors across 33 global markets,[47] has established a Net-Zero Benchmark, asking target companies to disclose how their lobbying activities, both direct and through trade associations, align with the net-zero goals of the Paris Agreement.[48]

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43 See https://insights.issgovernance.com/posts/in-focus-shareholder-proposal-in-the-2023-us-proxy-season/; https://www.sec.gov/ix?doc=/Archives/edgar/data/910073/000119312523110336/d488199ddef14a.htm, at 96

44 https://corpgov.law.harvard.edu/2021/08/11/2021-proxy-season-review-shareholder-proposals-on-environmental-matters/

45 https://www.issgovernance.com/file/publications/2021-climate-survey-summary-of-results.pdf

46 https://www.iccr.org/2022-paris-aligned-climate-lobbying-shareholder-proposals/

47 https://www.climateaction100.org/whos-involved/investors/

48 https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Meta’s proxy statement.

The Global Standard on Responsible Climate Lobbying, issued in March 2022 following a multi-stakeholder consultation, includes 14 indicators representing best practice for lobbying and public policy activities related to climate change. The indicators recommend company practices in four broad areas:

•	Commitment to Paris-aligned public policy advocacy;
•	Robust governance of climate lobbying, including management and board oversight and a clear framework for evaluating alignment;
•	Analysis and reporting on alignment between public policy advocacy (both direct and indirect through organizations) and Paris Agreement goals; and
•	Public disclosure of all organizations involved in climate lobbying to which a company belongs or provides funds, as well as assessment of the impact of those organizations’ advocacy activities.[49]

Responding to this investor demand, leading companies are publishing reports on their climate lobbying activities. These include companies across many sectors, from Unilever to Bayer to Enel to Microsoft, whose January 2024 Sustainability Policy Alignment report on trade associations contains a scorecard assessing its trade associations on their positions and actions on two “Global and national targets” as well as 10 “Carbon abatement policies” Microsoft supports.50 Those policies include positions taken on the Inflation Reduction Act—the U.S. Chamber was scored as not supporting it despite its protestations that its IRA opposition stemmed from its tax rather than climate provisions51--the SEC’s climate disclosure rule, and a tax on carbon. The report also highlights misalignments between its own positions and those of trade associations.52

Meanwhile, Unilever’s recent alignment report53 goes much further, discussing the following:

o	The company’s climate policy priorities in six key areas;
▪	How it analyzes its influence activities/lobbying across these priorities and their alignment with a global 1.5 degree Celsius ambition;
▪	Its quantitative metrics for identifying the most relevant industry associations to analyze out of 600 globally;
▪	Discusses the internal oversight of its climate policy engagement and its industry association alignment;
▪	Discusses the policy actions the company is taking to align with the NDCs (Nationally Determined Contributions);
▪	How it addresses misalignment and the escalation strategies employed;
▪	The scoring system used to determine the degree of alignment/misalignment in the association assessment;
o	It spells out the actions taken or to be taken with each industry association and the level of engagement intensity for each;
o	And it discusses trends, has a summary table of findings, and articulates whether each association lobbied on each of the six areas it has prioritized, broken down into more granular charts.

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49 https://climate-lobbying.com

50 https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RW1h4DT, at 3

51 https://www.politico.com/newsletters/the-long-game/2023/02/16/dissecting-the-chambers-stance-on-climate-policies-00083181

52 https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RW1h4DT

53 https://www.unilever.com/files/unilever-climate-policy-engagement-review.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Meta’s proxy statement.

Meta’s Existing Disclosures Fall Short of What the Proposal Requests: They Do Not Describe Meta’s Alignment Criteria, Disclose All Trade Associations and Other Organizations That Engage in Public Policy Advocacy, Analyze the Alignment of Such Organizations’ Advocacy with Meta’s Net Zero Goal (With One Exception), or Explain How the Company Would Address Any Misalignments

Meta’s existing disclosures fall short of the alignment report requested by the Proposal, for several reasons. As an initial matter, the disclosures and achievements regarding election-related spending that Meta touts in its statement in opposition are not relevant to the Proposal, since such spending does not constitute public policy advocacy.

Meta’s most recent answers to the CDP Climate Questionnaire describe some of Meta’s direct public policy engagements, all of which it judges to be aligned with the goals of the Paris Agreement.54 However, nowhere does Meta disclose the framework or criteria it uses to judge alignment.

Disclosures on trade associations’ and other organizations’ advocacy are even less complete. The only organization disclosed on its website whose alignment Meta discusses is the U.S. Chamber of Commerce, which Meta includes in its CDP Climate Questionnaire. Meta concludes that its engagement with the Chamber is “not aligned” with the Paris Agreement’s goals, but provides no information about how it reached that conclusion or whether it has a policy on resolving misalignments, including escalation of concerns such as lodging a private objection, restricting aspects of funding, publicly opposing a climate stance, or withdrawing from membership.

Meta notes in its Statement in Opposition to the Proposal that “we belong to various trade groups and third-party organizations… We do not always agree with every policy or position that individual organizations or their leadership take… Therefore, our membership, work with organizations, or even support should not be viewed as an endorsement of any particular organization or policy or indicative of our position on any particular issue.” That language suggests there is no degree of misalignment between trade association policy advocacy and Meta’s own climate goals that would trigger escalation or action by Meta. If that’s the case, Meta could implement the Proposal and report that it has neither a framework for evaluating misalignments nor a process for escalation. If there is in fact a point at which misalignment would trigger action by Meta, Meta should disclose its methodology for making that evaluation, as well as the Company’s escalation pathway. Either way, shareholders would gain information enabling them to judge the strength and feasibility of Meta’s climate commitments. At present, shareholders have little information about whether Meta evaluates alignment or, if it does, what factors it considers.

Especially given the more significant (and typically negative) role played by trade associations on climate policy, the Company’s failure to address the extent to which trade associations’ and other groups’ policy advocacy aligns with Meta’s own net zero commitments is a meaningful gap.

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54 https://sustainability.fb.com/wp-content/uploads/2023/05/Meta-CDP-Climate-Change-Response-2022.pdf, at 69-72

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Meta’s proxy statement.

Conclusion

As long-term investors in Meta, we are seeking disclosures that shed light on the extent to which Meta is aligning its policy advocacy actions with its climate commitments. We believe that the requested disclosures would help ensure that Meta’s direct and indirect public policy advocacy supports the kinds of policies needed to decarbonize its energy-intensive data centers and accomplish its value-chain net zero ambition. Issuing the requested report would allow Meta to not only meet the increased expectations of investors, but also others in the business community increasingly providing their thinking and analysis of climate policy consistency.

We urge you to vote FOR proposal #14 on Meta’s proxy card.

If you have any questions or need additional information, please contact Katie Carter, katie.carter@pcusa.org or 502-569-5813.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Meta’s proxy statement.